

Mail Stop 6010

August 19, 2008

VIA U.S. MAIL

Glen R. Charles
Chief Financial Officer
CVD Equipment Corporation
1860 Smithtown Avenue
Ronkonkoma, NY 11779

>   **Re: CVD Equipment Corporation**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **File No. 001-16525**

Dear Mr. Charles:

We have completed our review of your Form 10-KSB and the related amendment and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant